

June 27, 2024

Bruno Bonifacio
Chief Executive Officer
BRB Foods Inc.
Rua Doutor Eduardo de Souza Aranha
387 – Conjunto 151
Sao Paulo, SP 04543-121

> **Re: BRB Foods Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-276557**
> **Filed on June 3, 2024**

Dear Bruno Bonifacio:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2024 letter.

Form S-1 Amendment No 1 filed 6/3/24

General

1. We note your disclosure on page Alt-i and Alt-12 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Cover Page

2. We note your response to prior comment 1 and reissue. The 2,000,000 shares to be offered appears to be based on the assumed mid-point of the price range, suggesting that the

number of shares to be sold to the underwriters may fluctuate based on the final initial public offering price. Since the principal amount of securities to be offered is not price-related information, you may not omit this information or provide a range of securities to be sold. Please revise to definitively state the number of shares to be sold in the firm commitment offering. Please refer to Securities Act Rules Compliance and Disclosure Interpretation Questions 227.02 and 227.03.

Summary, page 9

3.   Your disclosure on page 9 indicates 112,767 shares issuable upon conversion of convertible notes and an assumed public offering price is $4.00. However, elsewhere you indicate 100,068 shares at $4.50. Please revise this inconsistency.

Risk Factors, page 11

4.   Please expand your discussion of interest rates to specifically identify the impact of rate increases by Brazil's Central Bank on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

Use of Proceeds, page 38

5.   We note your response to our prior comment 10 in our June 5, 2023 letter and reissue. Please expand your disclosure in this section to describe in greater detail the specified purposes for which the net proceeds are intended to be used and, if material amounts of other funds will be necessary to accomplish the specified purposes, state the order of priority of the specified purposes of the net proceeds and provide an estimate of the amounts of such other funds and the sources thereof. If you have no specific plans for the proceeds, discuss the principal reasons for the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

6.   Please expand your discussion of Brazil's interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.

2023 Equity Incentive Plan, page 75

7.   We note your disclosure that you have granted to certain director and employees of the Company or its subsidiaries (the "Beneficiaries") options to acquire up to an aggregate total of 515,000 shares of your common stock. In addition, you disclose that on June 30, 2023, the Company granted 150,000 stock options to Mr. Fabio F. Farina, former Chief

Financial Officer of the Company. Please disclose the related exercise price and fair value at grant date of the options. In addition, please disclose if you recognized stock-based compensation expense related to them in fiscal 2023.

Independent Auditor's Report on Financial Statements, page F-29

8.   We note your auditor's report only covers the financial statements for fiscal year ended December 31, 2023; however, the financial statements included in your registration statement relate to the two years ended December 31, 2023 and 2022. In this regard, please provide an auditor's report that covers all periods presented. Further, the auditor's report should refer to the appropriate titles of the financial statements (e.g., balance sheets, statements of operations, stockholders' equity and cash flows). Refer to the guidance in AS 3101 and illustrative example provided in Appendix B and revise accordingly.

Balance Sheet, page F-31

9.   Please revise the title of financial statements on page F-31 and F-32 to consolidated balance sheets. Further, revise your filing to include the following:

- for each class of common shares state on the face of your balance sheet the number issued or outstanding, as appropriate, and the dollar amount thereof. If convertible, this fact should also be indicated on the face of the balance sheet;
- show in a note or statement the changes in each class of common shares for each period for which a statement of comprehensive income is required to be filed.

Similarly, revise your interim financial statements accordingly. You may refer to Rule 5-02 of Regulation S-X for further guidance.

Income Statement, page F-33

10.   Please revise the face of your income statement to include earnings per share data in accordance with Rule 5-03(b)25 of Regulation S-X and ASC 260-10-45. Similarly revise your interim income statements for the periods ended March 31, 2024 and 2023 on page F-6. Additionally, revise your notes to the financial statements to include the disclosures required by ASC 260-10-50.

Notes to the Condensed Consolidated Financial Statements, page F-37

11.   We note your response to our comment number 9. You advise that "all convertible notes are recognized as current liabilities in our accounts payable." Per your Note 14, Accounts Payable on page F-48, the entire balance appears to be related to supplier obligations. Please advise.

12.   Please revise your notes to the financial statements to disclose the changes in the number of shares of equity securities during at least the most recent annual fiscal period and any

subsequent interim period presented in accordance with ASC 505-10-50-2. Disclosure of such changes may take the form of separate statements or may be made in the basic financial statements or notes thereto. Additionally, revise to explain the pertinent rights and privileges of the various securities outstanding as required by ASC 505-10-50-3.

   Please contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Manufacturing

cc: Mitchell Lampert